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                                                                Exhibit 20.1

            RMI.NET ACQUIRES ISP ASSETS OF ILLINOIS-BASED CYBERDESIC
      COMMUNICATIONS; PURCHASE EXPANDS COMPANY'S PRESENCE IN NORTH CENTRAL
                              ILLINOIS MARKETPLACE

DENVER, June 28 /PRNewswire/ -- RMI.NET, Inc. (Nasdaq: RMII), formerly Rocky Mountain Internet (RMI), a national e-business and convergent communications company, announced today the acquisition of the Internet service provider
(ISP) assets of Peoria, Ill.-based CyberDesic Communications, Inc. The ISP assets, including the customer base, were acquired for $570,000 in common stock and have projected revenue run rates in excess of $385,000 for 1999.

This is RMI's second acquisition in the central Illinois area. RMI announced in February, 1999 the acquisition of Dave's World, a full service Internet communications provider based in Bloomington, Ill. This acquisition augments Dave's World operations in Peoria and the central Illinois region.

"Our acquisition of CyberDesic's customer base of dedicated access and hosting greatly strengthens our position in Illinois and our existing operations in Bloomington," said Douglas H. Hanson, chairman and chief executive officer for RMI.NET. "The addition of these assets is in keeping with our geographic expansion plans and our strategic efforts to expand RMI.NET's national presence."

"We are pleased to have a company with such an excellent reputation as RMI.NET acquire these assets. Our customers will be well served," said Hal J. Baylor, president of InterAction Online, the subsidiary of CyberDesic that owns the assets. "We have provided quality service to our customers over the years, and we know that RMI.NET will continue that tradition and expand on it by providing a host of new e-commerce services to our market."

The acquisition marks the fifth major move by RMI in the past two weeks as it continues to fulfill its promised, aggressive growth strategy in 1999. The company also recently acquired Internet Connect, a Salt Lake City-based ISP; IdealDial, a Denver-based enhanced telecommunications services provider; Colorado Mountain Net, a Steamboat Springs, Colo.-based ISP; and CommerceGate, a Seattle-based Internet e-commerce software development and consulting services company.

RMI.NET, formerly Rocky Mountain Internet, is a Denver-based e-business and convergent communications company focused on providing a single-source network of Internet and telecommunication solutions for small to medium-size businesses, small office/home offices (SOHOs) and consumer households. RMI possesses the full spectrum of tools needed to effect the realization of e-business and converging communications -- from commerce-enabled web design, hosting and marketing to dial-up and dedicated Internet access and local, long-distance and IP telephony. RMI also wholly owns a proprietary portal site and search engine, Infohiway, at www.infohiway.com. For more information call 1-800-864-4327, or visit our web site at www.rmi.net.

This press release might contain forward-looking statements. These forward-looking statements are subject to risks and uncertainties. Actual results may differ materially from such forward-looking statements as a result of risks and uncertainties which are described in the cautionary statements section of the company's 10K dated December 31, 1997, and other risks as set forth in the company SEC filings.

/CONTACT: Mark Stutz of RMI.NET, Inc., 303-313-0672, mark.stutz@corp.rmi.net/